08002926

4|30

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bolsa de Mercadorias & Futuros - BM&F S.A.

*CURRENT ADDRESS Praca Antonio Prado, 48
01010-901, Sao Paulo
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

FILE NO. 82- 35205 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B *(INITIAL FILING)*	☐	AR/S *(ANNUAL REPORT)*	☒
12G32BR *(REINSTATEMENT)*	☐	SUPPL *(OTHER)*	☐
DEF 14A *(PROXY)*	☐		

OICF/BY: MR
DAT : 5/30/08

KPMG

082-35205

AR/S
12-31-07

Bolsa de Mercadorias & Futuros-BM&F S.A.

Financial statements at December 31, 2007

(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG

Bolsa de Mercadorias & Futuros-BM&F S.A.

Financial statements

At December 31, 2007

Contents

KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904 - São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 2183-3000
Fax Nacional 55 (11) 2183-3001
Internacional 55 (11) 2183-3034
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders of
Bolsa de Mercadorias & Futuros-BM&F S.A.
São Paulo - SP

We have examined the accompanying balance sheet of Bolsa de Mercadorias & Futuros-BM&F S.A and the consolidated balance sheet of Bolsa de Mercadorias & Futuros-BM&F S.A., its subsidiaries and special purpose entities, as of December 31, 2007 and the related statements of income, changes in shareholders' equity and changes in financial position for the period of June 15, 2007 (Date of company's organization) to December 31, 2007, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company, its subsidiaries and special purpose entities; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management, its subsidiaries and special purpose entities, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bolsa de Mercadorias & Futuros-BM&F S.A.and the consolidated financial position of Bolsa de Mercadorias & Futuros-BM&F S.A., its subsidiaries and special purpose entities as of December 31, 2007 and the results of its operations, changes in its shareholders' equity and changes in its financial position for the period from June 15, 2007 to December 31, 2007, in conformity with accounting practices adopted in Brazil.

KPMG

As described in note 1, in 2007 the management of BM&F (Association), a not-for-profit association, resumed its demutualization process, which was approved at the Special General Meeting held on December 12, 2006, and its going public process. Under these processes, the management of the Association started a review of its corporate governance structure, its by-laws, processes and internal controls, aiming to fulfill the new demands, and a process of corporate reorganization, which included the partial spin-off of the shareholders' equity of the Association, on the base date of August 31, 2007, in the amount of R$ 1,281,136 thousand, and the incorporation of this spun-off portion by Bolsa de Mercadorias & Futuros-BM&F S.A., with effective date October 1, 2007. Bolsa de Mercadorias & Futuros-BM&F S.A., established on June 15, 2007, as part of this process, absorbed the spun-off assets and liabilities of the Association and obtained, on November 28, 2007, authorization from the Brazilian Securities and Exchange Commission (CVM) to trade its shares. Once this process was concluded, the Association maintained the education and social responsibility activities (Institute of Education, APBM&F job training association and Athletics Club), and Bolsa de Mercadorias & Futuros-BM&F S.A., a publicly-held company, took over the other activities that were formerly performed by the Association.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and of added value of Bolsa de Mercadorias & Futuros-BM&F S.A. and Bolsa de Mercadorias & Futuros-BM&F S.A., its subsidiaries and special purpose entities for the period from June 15, 2007 to December 31, 2007 represent information that supplements these financial statements, are not required by accounting practices adopted in Brazil, and are being presented to permit an additional analysis. This supplementary information was subject to the same audit procedures described in the second paragraph and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 21, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Alberto Spilborghs Neto
Accountant CRC 1SP167455/O-0

Bolsa de Mercadorias & Futuros-BM&F S.A.

Balance sheets

at December 31, 2007

(In thousands of Reais)

Assets	Note	BM&F S.A.	Consolidated
Current assets		1,579,232	1,609,947
Cash and cash equivalents	4	1,532,836	1,387,794
Financial investments	4	22,881	144,159
Accounts receivable	5	13,375	13,981
Other credits	6	4,913	58,792
Allowance for doubtful accounts - Other credits	6	-	(12)
Prepaid expenses		5,227	5,233
Noncurrent assets		94,477	382,137
Long-term assets			
Financial investments	4	70,587	348,606
Other credits	6	261	15,045
Allowance for doubtful accounts - Other credits	6	-	(6,425)
Judicial deposits	11	23,061	24,343
Prepaid expenses		568	568
Permanent assets		178,795	140,898
Investments	7	97,508	14,387
Interests in subsidiaries		85,413	-
Other investments		12,095	14,387
Fixed assets	8	81,287	126,450
Property for use		100,951	140,923
Equipment and facilities		99,999	105,274
Other		25,923	32,105
(Accumulated depreciation)		(145,586)	(151,852)
Deferred charges		-	61
Total assets		1,852,504	2,132,982

Liabilities	Note	BM&F S.A.	Consolidated
Current liabilities		485,473	679,621
Collateral for transactions	15	404,711	404,711
Suppliers		10,989	11,060
Provision for taxes and contributions payable	9	39,691	41,066
Salaries and social security charges		12,599	13,073
Other accounts payable	10	17,483	209,711
Noncurrent liabilities		27,713	99,732
Long-term liabilities			
Provision for contingencies	11	27,305	99,376
Other accounts payable	10	408	356
Minority interest		-	14,311
Shareholders' equity	12	1,339,318	1,339,318
Capital		909,707	909,707
Revaluation reserve		24,711	24,711
Legal reserve		3,453	3,453
Bylaws reserve		401,447	401,447
Total liabilities		1,852,504	2,132,982

See the accompanying notes to the financial statements.

Bolsa de Mercadorias & Futuros-BM&F S.A.

Statements of income

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais, except net income per share)

	Note	BM&F S.A.	Consolidated
Gross revenues		141,290	142,765
Trading and/or settlement systems		135,856	137,873
Derivatives		130,745	130,745
Foreign exchange		4,919	4,919
Securities		192	192
Bolsa Brasileira de Mercadorias		-	1,562
BM&F Settlement Bank		-	455
Other operating revenues		5,434	4,892
Market data		2,511	2,511
Commodity classification fee		1,194	1,194
Other		1,729	1,187
Deductions of Revenue		(15,342)	(15,568)
Transfer of fees - BOVESPA		(1,161)	(1,161)
PIS and COFINS taxes		(12,926)	(13,074)
Municipal service tax (ISS)		(1,255)	(1,333)
Net revenues		125,948	127,197
Operating expenses		(73,215)	(77,084)
Administrative and general expenses			
Personnel		(25,879)	(26,457)
Data processing		(16,699)	(16,839)
Depreciation and amortization		(2,632)	(3,187)
Outsourced services		(6,673)	(8,546)
Maintenance in general		(1,732)	(1,908)
Communications		(611)	(696)
Leases		(764)	(830)
Supplies		(200)	(221)
Promotion and publicity		(2,173)	(2,352)
Taxes		(160)	(340)
Directors' compensation		(1,647)	(1,647)
Other		(3,216)	(3,232)
Initial public offering expenses		(10,829)	(10,829)
Operating income		52,733	50,113
Equity in income of subsidiaries	7	209	-
Financial income		30,312	33,234
Financial income		36,207	41,648
Financial expenses		(5,895)	(8,414)
Nonoperating income	21	15,818	16,934
Net income before taxation on profit		99,072	100,281
Income and social contribution taxes	19	(30,015)	(30,677)
Provision for income tax		(22,068)	(22,553)
Provision for social contribution payable		(7,947)	(8,124)
Minority interest		-	(547)
Net income for the period		69,057	69,057
Number of shares		909,707,220	-
Net income per shares - R$		0 075911607	-
Interest on shareholders' equity	12	(15,010)	(15,010)

See the accompanying notes to the financial statements

Bolsa de Mercadorias & Futuros-BM&F S.A.

Statements of changes in shareholders' equity

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais)

				Capital reserves			
	Note	Capital	Revaluation reserve	Bylaws reserve	Legal reserve	Retained earnings	Total
Balances at June 15, 2007		-	-	-	-	-	-
Incorporation of the spun-off portion of BM&F Association	1	901,877	24,904	354,355	-	-	1,281,136
Capital		901,877	-	-	-	-	901,877
Revaluation reserve:							-
Proprietary		-	8,308	-	-	-	8,308
Subsidiaries		-	16,596	-	-	-	16,596
Bylaws reserve		-	-	354,355	-	-	354,355
New shares issued - Stock option plan	16	7,830	-	-	-	-	7,830
Realization of revaluation reserve - Subsidiaries		-	(193)	-	-	193	-
Net income for the period		-	-	-	-	69,057	69,057
Distributions:							
Legal reserve constituion	12	-	-	-	3,453	(3,453)	-
Proposed dividends (R$0 00406 per share)	12	-	-	-	-	(3,695)	(3,695)
Interest on shareholders' equity (R$0.0165 per share)	12	-	-	-	-	(15,010)	(15,010)
Bylaws reserve formation	12	-	-	47,092	-	(47,092)	-
Balances at December 31, 2007		909,707	24,711	401,447	3,453	-	1,339,318

See the accompanying notes to the financial statements.

Bolsa de Mercadorias & Futuros-BM&F S.A.

Statements of changes in financial position

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais)

	Note	BM&F SA	Consolidated
Source of funds		80,686	81,022
Resources from operations		55,473	56,237
Net income for the period		69,057	69,057
Expenses that do not represent activity of working capital			
Depreciation and amortization		2,632	3,187
Net income from fixed assets		(48)	(48)
Net income from investments		(15,766)	(15,766)
Equity in income of subsidiaries		(209)	-
Realization of revaluation reserve		(193)	(193)
Resources from shareholders		1,288,967	1,288,967
Organization of the company		1	1
Incorporation of spun-off portion	1 e 2	1,281,136	1,281,136
New shares issued - Stock option plan		7,830	7,830
Assets and liabilities incorporated		(1,281,136)	(1,281,136)
Incorporated assets	1 e 2	(1,547,186)	(1,547,186)
Incorporated liabilities	1 e 2	266,050	266,050
Third party funds		17,382	16,954
Sale of investments		16,256	16,272
Increase in long-term liabilities		1,078	-
Sale of fixed assets		48	74
Increase in minority interest		-	608
Applications of funds		25,029	43,698
Fixed assets		3,644	3,644
Reduction in long-term liabilities		-	1,109
Increase in long-term assets		2,680	20,240
Interest on shareholders' equity		15,010	15,010
Proposed dividends		3,695	3,695
Increase in net working capital		55,657	37,324
Statement of changes in working capital			
Current assets		301,713	439,925
At the end of the period		1,579,232	1,609,947
At October 1, 2007		1,277,519	1,170,022
Current liabilities		246,056	402,601
At the end of the period		485,473	679,621
At October 1, 2007		239,417	277,020
Increase in net working capital		55,657	37,324

See the accompanying notes to the financial statements.

Bolsa de Mercadorias & Futuros-BM&F S.A.

Statements of cash flows - Indirect method

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais)

	Note	BM&F S.A.	Consolidated
Assets and liabilities incorporated		(1,281,136)	(1,281,136)
Incorporated assets	1 e 2	(1,547,186)	(1,547,186)
Incorporated liabilities	1 e 2	266,050	266,050
Cash flows from operating activities		282,400	362,538
Net income for the period		69,057	69,057
Depreciation and amortization		2,632	3,187
Net income from fixed assets		(48)	(48)
Net income from investments		(15,766)	(15,766)
Equity in income of subsidiaries		(209)	-
Realization of revaluation reserve		(193)	(193)
Variation in financial investments		(2,454)	(24,535)
Variation in accounts receivable		(13,375)	(13,172)
Variation in other credits		(4,303)	(57,405)
Variation in prepaid expenses		483	501
Variation in judicial deposits		(560)	(581)
Variation in collateral for transactions		178,561	178,561
Variation in suppliers		10,989	10,918
Variation in provision for taxes and contributions payable		39,691	40,581
Increase in salaries and social security charges		(668)	(407)
Variation in other provisions		-	(393)
Variation in other accounts payable		17,891	173,698
Variation in provision for contingencies		672	(1,465)
Cash flows from investment activities		12,660	12,699
Disposal of fixed assets		48	74
Purchase of fixed assets		(3,644)	(3,644)
Disposal of investments		16,256	16,272
Deferred charges		-	(3)
Cash flows from financing activities		1,270,262	1,270,870
Organization of the company		1	1
Incorporation of spun-off portion	1 e 2	1,281,136	1,281,136
New shares issued - Stock option plan		7,830	7,830
Variation in minority interest		-	608
Interest on shareholders' equity		(15,010)	(15,010)
Proposed dividends		(3,695)	(3,695)
Increase in cash and cash equivalents		284,186	364,971
Increase/(decrease) in cash and cash equivalents			
At October 1, 2007		1,248,650	1,022,823
At end of the period		1,532,836	1,387,794
Increase in cash and cash equivalents		284,186	364,971

See the accompanying notes to the financial statements.

Bolsa de Mercadorias & Futuros-BM&F S.A.

Statements of added value

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais)

	BM&F S.A.	Consolidated
1 - Revenues	155,948	158,538
Trading and/or settlement systems (minus transfer of fees)	134,695	136,712
Other operating revenues	5,434	4,892
Nonoperating	15,819	16,934
2 - Inputs acquired from third parties	43,780	46,271
Operating expenses (a)	43,780	46,271
3 - Gross added value (1-2)	112,168	112,267
4 - Retentions	2,632	3,187
Depreciation and amortization	2,632	3,187
5 - Net added value (3-4)	109,536	109,080
6 - Transferred added value	36,416	41,648
Equity in income of subsidiaries	209	-
Financial income	36,207	41,648
7 - Added value to be distributed (5+6)	145,952	150,728
8 - Distribution of added value	145,952	150,728
Personnel and contributions	25,879	26,457
Income tax, taxes and contributions (b)	44,356	45,424
Interest and leases (c)	6,659	9,789
Interest on shareholdres' equity and dividends	18,705	18,705
Retained earnings	50,353	50,353

(a) Operanting expenses (excluding personnel, depreciation, leases and income tax and taxes)
(b) Including: PIS and COFINS, ISS, income tax and social contribution
(c) Including: leases and financial expenses

See the accompanying notes to the financial statements.

Notes to the financial statements

Period from June 15 (date of company's organization) to December 31, 2007

(In thousands of Reais, unless otherwise stated)

1 Operations

Bolsa de Mercadorias & Futuros-BM&F S.A. (the Brazilian Mercantile & Futures Exchange, or "BM&F S.A.") is a business corporation with shares traded in the Novo Mercado of Bolsa de Valores de São Paulo (São Paulo Stock Exchange, or BOVESPA) that registers, clears and settles (including physical delivery and cash settlement) the transactions performed on its auction systems and/or in other exchanges, markets or trading systems.

BM&F S.A. organizes, develops and provides for the operation of free and open markets, for prompt and future delivery, based on financial assets, indices, rates, agricultural commodities and foreign currencies. Its activities are organized through its Clearinghouses and include the derivatives, interbank foreign exchange and securities (under custody in the Sistema Especial de Liquidação e de Custódia, or Special System for Settlement and Custody, or SELIC) markets.

Through its subsidiary Bolsa Brasiléira de Mercadorias (Brazilian Commodities Exchange), its business includes the registration and settlement of spot, forward and options transactions involving commodities, assets and services for physical delivery, as well as of the securities representing these products, in the primary and secondary markets.

With the objective of responding to the needs of clients and the specific requirements of its markets, through its wholly-owned subsidiary Banco BM&F de Serviços de Liquidação e Custódia S.A. (or BM&F Settlement Bank), BM&F S.A. provides its members and its Clearinghouses with a centralized custody service for the assets pledged as collateral for transactions.

BM&F USA Inc., a wholly-owned subsidiary located in the city of New York (USA), also with a representative office in Shanghai (China), represents BM&F S.A. abroad through relationships with other exchanges and regulatory agents, and assists in the procurement of new clients.

The subsidiaries Brazilian Commodities Exchange and Bolsa de Valores do Rio de Janeiro (Rio de Janeiro Stock Exchange, or BVRJ) maintain their respective Guarantee Funds, which are special purpose entities without a legal status. These funds are maintained exclusively to ensure that the clients of their relevant members will be refunded for losses resulting from errors in the execution of accepted orders and from inadequate or irregular use of funds belonging to clients. The maximum liability of these Guarantee Funds is limited to the sum of their net assets. This mechanism at BM&F S.A. has been represented by a specific bylaws reserve, formed with the same objective, in the amount of R$ 92,342.

(In thousands of Reais, unless otherwise stated)

BM&F S.A. results from the spun-off net worth of BM&F Association, under the terms of the protocol signed by the management of the two companies, which was effected as of October 1, 2007, where the incorporated elements represent all the items related to and/or correlated to the activities that are now executed by the company. The assets and liabilities absorbed were based on the trial balance of BM&F Association at August 31, 2007, which corresponded to the spun-off portion in the amount of R$1,281,136. The variations in capital between the base date and the effective incorporation on October 1, 2007, remained at BM&F Association. The opening balance sheet of BM&F S.A. on October 1, 2007, can be summarized as follows:

Description	BM&F S.A.	Consolidated
Current assets	1,277,519	1,170,022
Cash and cash equivalents	1,248,650	1,022,823
Financial investments	22,247	138,692
Accounts receivable	-	809
Other credits	871	1,935
Allowance for doubtful accounts - Other credits	-	(12)
Prepaid expenses	5,751	5,775
Noncurrent assets	91,796	361,913
Long-term assets		
Financial investments	68,768	329,551
Other credits	-	14,498
Allowance for doubtful accounts - Other credits	-	(6,425)
Judicial deposits	22,501	23,762
Prepaid expenses	527	527
Permanent assets	177,871	140,765
Investments		
Interests in subsidiaries	97,790	14,894
Other investments	85,205	-
	12,585	14,894
Fixed assets		
Property for use	80,081	125,807
Equipment and facilities	100,951	146,537
Other	99,232	104,503
(Accumulated depreciation)	22,972	23,554
	(143,074)	(148,787)
Deferred charges		

(In thousands of Reais, unless otherwise stated)

Description	BM&F S.A.	Consolidated
	-	64
Total assets	1,547,186	1,672,700
Current liabilities	239,417	277,020
Collateral for transactions		
Suppliers	226,150	226,150
Provision for taxes and contributions payable	-	142
Salaries and social security charges	-	485
Other provisions	13,267	13,480
Other accounts payable	-	393
	-	36,370
Noncurrent liabilities	26,633	100,841
Long-term liabilities		
Provision for contingencies and legal obligations	26,633	100,841
Minority interest	-	13,703
Shareholders' equity	1,281,136	1,281,136
Capital	901,877	901,877
Revaluation reserve	24,904	24,904
Bylaws reserve	354,355	354,355
Total liabilities	1,547,186	1,672,700

In November, BM&F S.A. launched the initial public offering of its shares, whereby 33.2% of its capital stock was sold to the public for BRL20.00 per share. On November 30, 2007, BM&F S.A. shares were listed on BOVESPA' Novo Mercado, which is a special listing segment with differentiated corporate governance practices, under ticker BMEF3.

(In thousands of Reais, unless otherwise stated)

2 Presentation of financial statements

The BM&F S.A. financial statements and consolidated BM&F S.A. financial statements were prepared in accordance with accounting practices adopted in Brazil, which include the accounting guidelines derived from the Brazilian corporate law associated with Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission, or CVM) and Banco Central do Brasil (Central Bank of Brazil, or BCB) rules and instructions.

Considering that BM&F S.A. was organized on June 15, 2007, and that it absorbed the assets and the liabilities described in the previous note, the financial statements are being presented as of its organization, and are therefore not analyzed in a comparative basis.

Moreover, and for a better interpretation of the statements of changes in financial position and in the statements of cash flows, which form an integral part of these financial statements, the incorporated asset and liability elements are shown in the form of a group, and variations between the date of incorporation and the base date of the balance sheet are shown on the respective lines.

The consolidated financial statements include the balances of the entity Bolsa de Mercadorias & Futuros-BM&F S.A., its subsidiaries and associated companies, in compliance with the provisions of CVM Resolution 247/1996, and its special purpose entities (CVM Resolution 408/2004), as shown below.

	Share ownership (%)
Subsidiaries and associated companies	
Direct interest	
BM&F Settlement Bank	100.00
Brazilian Commodities Exchange	50.12
Rio de Janeiro Stock Exchange	86.09
BM&F USA Inc.	100.00

Consolidation is also performed for the special purpose entities and exclusive investment funds, which are:

Special purpose entities
Guarantee Fund of Brazilian Commodities Exchange
Guarantee Fund of Rio de Janeiro Stock Exchange

Exclusive investment funds
BB CLR Ativos Fundo de Investimento Renda Fixa
BB Sirius Fundo de Investimento Renda Fixa
Bradesco Fundo de Investimento em Cotas de Fundos de Investimento Multimercado 999

To prepare the consolidated financial statements, the balances of assets, liabilities and income and expenses of the subsidiaries, special purpose entities and exclusive investment funds were combined. The value of exclusive investments in investment funds, the corresponding portion of the respective shareholders' equity, the balances of assets and liabilities, and the income and expenses resulting from transactions carried out between the consolidated subsidiaries and associated companies were eliminated, and minority interest in the shareholders' equity and in income for the period was disclosed.

These financial statements include estimates that are based on objective and subjective factors, which required the judgment of the management to determine the appropriate amount to be recorded in the financial statements. Significant items affected by these estimates and assumptions include the fair value of certain financial instruments, provisions for contingencies, other provisions, and determination of the useful life of certain assets. The settlement of transactions involving such estimates may result in the realization of different amounts due to the lack of precision inherent in their determination. BM&F S.A. and its consolidated entities review these estimates and assumptions at least when financial statements are prepared.

3 Main accounting principles

a. *Incorporated balances*

These were recorded at the incorporation value (note 1), which were based on the book balances of BM&F Association and were determined, substantially and when applicable, according to the accounting practices described below.

b. *Statement of operations*

Income and expenses are recognized on an accrual basis.

c. *Cash and cash equivalents and financial investments*

Recorded at cost plus income accrued up to the balance sheet date and adjusted to market value, when applicable. Financial investments in investment funds are valued using the price per quota on the balance sheet date, as informed by the relevant fund managers.

The financial investments which will mature in 90 days or less are classified as cash and cash equivalents. Other financial investments and securities are classified as current or long-term financial investments, according to their respective maturities. In the consolidated financial statements, the securities representing the portfolios of exclusive funds are allocated between cash and cash equivalents, and financial investments in current assets and long-term assets, according to their maturities.

d. *Accounts receivable, other credits and allowance for doubtful accounts*

Accounts receivable and other credits are recorded at their nominal value, including monetary correction when applicable.

Management periodically analyzes credits receivable and recognizes "allowance for doubtful accounts" when considered necessary. This allowance takes into account the equity memberships of the counterparty.

e. *Prepaid expenses*

Prepaid expenses recognize amounts derived from software licenses and maintenance. These expenses are amortized according to the duration of the contract in force.

(In thousands of Reais, unless otherwise stated)

f. Investments

Investments in subsidiaries and associated companies are recognized using the equity method of accounting. The shareholders' equity of the Rio de Janeiro Stock Exchange and Brazilian Commodities Exchange utilized in the calculation of equity pickup include, when applicable, the Guarantee Funds of the respective subsidiaries, considering their characteristics as set forth in their corresponding Bylaws, and the shareholders' equity of the subsidiary located abroad (BM&F USA Inc.) after adjustment to accounting practices adopted in Brazil.

Other investments are recorded at cost of acquisition plus revaluation recognized in 2007 minus allowance for loss, when applicable.

g. Fixed assets

Recorded at cost of acquisition or construction plus revaluation recognized in 2007 by Rio de Janeiro Stock Exchange. Depreciation is calculated by the straight-line method and takes into consideration the estimated useful lives of the assets, and the following rates per annum:

• Property for use and revaluation	4%
• Furniture and fixtures	10%
• Equipment for use	10%
• Data processing and transmission systems	20%
• Other	10% to 20%

h. Deferred charges

Recorded at cost of acquisition or formation and amortized using the straight-line method at the rate of 20% per annum.

i. Contingent assets and liabilities and legal obligations

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are performed in accordance with the criteria defined in CVM Resolution 489/2005.

- **Contingent assets** - These are not recorded except when BM&F's management has full control over their realization or when there are secured guarantees or favorable decisions to which no further appeals are applicable, when a favorable judgment is practically certain. Contingent assets, the realization of which is considered probable, are only disclosed in the financial statements.

- **Contingent liabilities** - These are recognized based on a number of factors including: the opinion of legal counsel; the nature of lawsuits; similarity with precedents; the complexity of proceedings; and the prior decisions of courts. They are recognized whenever the loss is evaluated as probable, as it would give rise to a probable outflow of resources for the settlement of obligations, and the sums involved are measurable with sufficient assurance. The contingent liabilities classified as possible losses are not recorded, and are only disclosed in the notes to the financial statements, and those classified as remote are neither recognized nor disclosed.

- **Legal obligations** - Obligations that result from a contract by means of explicit or implicit terms, from law or another legal instrument, for which BM&F accounting rules require recognition, when applicable.

j. Other assets and liabilities

Stated at the known and realizable amounts plus, when applicable, the corresponding charges, monetary and/or exchange rate variations incurred up to the balance sheet date.

k. Current and noncurrent assets and liabilities

The segregation between current and noncurrent assets/liabilities is based upon the period of 365 days, as of the balance sheet date of the financial statements.

l. Operations indexed to and in foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate prevailing at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income for the period.

m. Taxes and contributions

BM&F S.A. is a for-profit business corporation and therefore has its income subject to certain taxes and other contributions, which are listed below.

Provisions for income tax, social contribution and other taxes are calculated at the rates presented below, in compliance with the legislation in force at each year, and take into consideration the inquiry response from the Secretaria da Receita Federal (Internal Revenue Service, or SRF) by means of solution 521-SRRF/8ªRF/DISIT, and recorded in the account of "provision for taxes and contributions payable."

• Income tax	15%
• Additional income tax	10%
• CSLL (social contribution on net profits)	9%
• PIS (social integration program)	1.65%
• COFINS (contribution for social security financing)	7.6%

The subsidiary BM&F Settlement Bank calculates contributions to PIS and to COFINS at the rates of 0.65% and 4%, respectively.

The subsidiary companies Brazilian Commodities Exchange and Rio de Janeiro Stock Exchange are not-for-profit entities.

(In thousands of Reais, unless otherwise stated)

4 Cash and cash equivalents and financial investments

The breakdown of cash and cash equivalents and financial investments by nature and time to maturity is as follows:

	BM&F S.A.					
Description	**Without maturity**	**Up to 3 months**	**More than 3 months and up to 12 months**	**More than12 months and up to 5 years**	**More than 5 years**	**Total 2007**
Cash and cash equivalents						
Banks - deposits in domestic currency	48,974	-	-	-	-	48,974
Banks - deposits in foreign currency	279	-	-	-	-	279
Financial investment funds (1)	1,100,716	-	-	-	-	1,100,716
Interest bearing account (deposits abroad)	119,549	-	-	-	-	119,549
Bank certificates of deposit	410	-	-	-	-	410
Repo transactions	-	262,908	-	-	-	262,908
Total cash and cash equivalents	1,269,928	262,908	-	-	-	1,532,836
Financial investments						
Financial Treasury Bills (LFTs)	-	66	19,248	928	-	20,242
Segregated Financial Treasury Bills (2)	-	-	-	69,354	-	69,354
National Treasury Bills (LTNs)	-	20	38	50		108
National Treasury Notes (NTNs)	-	22	34	224	31	311
Investments in gold	3,330	-	-	-	-	3,330
Equities (3)	123	-	-	-	-	123
Total financial investments	3,453	108	19,320	70,556	31	93,468
Grand total on December 31, 2007	1,273,381	263,016	19,320	70,557	31	1,626,304

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated						
Description	Without maturity	Up to 3 months	More than 3 months and up to 12 months	More than 12 months and up to 5 years	More than 5 years	Total 2007
Cash and cash equivalents						
Banks - deposits in domestic currency	4,292	-	-	-	-	4,292
Banks - deposits in foreign currency	738	-	-	-	-	738
Financial investment funds (1)	832,852	-	-	-	-	832,852
Interest bearing account (deposits abroad)	119,549	-	-	-	-	119,549
Bank certificates of deposit	410	-	-	-	-	410
Repo transactions	-	429,953	-	-	-	429,953
Total cash and cash equivalents	957,841	429,953	-	-	-	1,387,794
Financial investments						
Financial Treasury Bills (LFTs)	-	9,520	66,513	151,109	56,502	283,644
Segregated Financial Treasury Bills (2)	-	-	-	69,354	-	69,354
National Treasury Bills (LTNs)	-	62	38	71,386	0	71,486
National Treasury Notes	-	22	34	224	31	311
Investments in gold	3,330	-	-	-	-	3,330
Equities (3)	64,640	-	-	-	-	64,640
Total financial investments	67,970	9,604	66,585	292,073	56,533	492,765
Grand total on December 31, 2007	1,025,811	439,557	66,585	292,073	56,533	1,880,559

(1) Refers to investments in quotas of funds and of financial investment funds, managed by Bram Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Banco Safra de Investimentos S.A. and BB DTVM S.A. On December 31, 2007, the portfolio of these funds was basically composed of floating rate government bonds and other financial assets.

(2) Federal government bonds segregated with the objective of complying with article 5 of Law 10214, of March 27, 2001.

(3) Of the total R$ 64,640 of the equity portfolio, R$ 62,782 are tied to a lawsuit against the Guarantee Fund of the Rio de Janeiro Stock Exchange.

The government bonds are held in custody with the Special System for Settlement and Custody (SELIC), the quotas of investment funds are held in custody with their respective managers and the shares are under the custody of Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depository Corporation, or CBLC).

(In thousands of Reais, unless otherwise stated)

The market value of financial investments in investments funds is determined based on the prices of the assets disclosed by external sources, such as Associação Nacional das Instituições do Mercado Financeiro (National Association of Financial Market Institutions, or ANDIMA), stock exchanges and broker-dealers.

5 Accounts receivable

The breakdown of accounts receivable is as follows:

	BM&F S.A.	Consolidated
Current		
Classification fee receivable	436	436
Market data - Signal broadcast	1,629	1,629
Fees	2,270	2,574
Receivables from employees and managers (1)	7,830	7,830
Loans to employees	352	352
Other accounts receivable	858	1,160
Total	13,375	13,981

(1) Amount receivable resulting from the exercise of the stock option plan (note 16).

(In thousands of Reais, unless otherwise stated)

6 Other credits and allowance for doubtful accounts

Other credits by type are comprised of the following items:

	BM&F S.A.	Consolidated
Current		
Taxes recoverable	3,001	3,394
Advance to employees	967	986
Storeroom	315	315
Foreign exchange transactions (BM&F Settlement Bank)	-	53,257
Other accounts receivable	630	777
Total	4,913	58,792
Long-term		
Brokers under liquidation	-	10,425
Dividends receivable (1)	-	4,561
Others	261	59
Total	261	15,045
Allowance for doubtful accounts - Other credits (total) (2)	-	(6,437)

(1) Amount tied to a lawsuit.

(2) Allowance for doubtful accounts formed mainly on the balance of accounts receivable from brokers under liquidation, which takes into consideration the equity memberships of the counterparty.

(In thousands of Reais, unless otherwise stated)

7 Investments and special purpose entities

a. Investments in subsidiaries and other investments

Investments in subsidiaries and other investments comprise the following:

	BM&F S.A.							
	Capital	Adjusted shareholders' equity (1)	Total amount of shares	Total number of equity memberships	Share ownership (%)	Net income	Equity in income of subsidiaries and associated companies	BM&F S.A. investment
Companies								
Rio de Janeiro Stock Exchange (2)	30,269	55,772		115	86,09	(288)	(248)	48,014
BM&F Settlement Bank	24,000	29,726	24,000		100	1,294	1,304	29,726
Brazilian Commodities Exchange	9,009	13,137		405	50,12	1,177	650	6,585
BM&F USA Inc.	26,633	1,088	1,000		100	1,403	(4) (1,497)	1,088
Subtotal							209	85,413
Other investments								
Works of art								3,635
Works of art - Revaluation (3)								8,308
Other								152
Subtotal							—	12,095
Total							209	97,508

(1) The adjusted shareholders' equity of the subsidiaries Rio de Janeiro Stock Exchange and Brazilian Commodities Exchange includes their respective Guarantee Funds.

(2) The balances incorporated on October 1, 2007, include the revaluation of property belonging to the Rio de Janeiro Stock Exchange, in the amount of R$ 19,277, which produced an impact on the revaluation reserve in the shareholders' equity of BM&F S.A. in the amount of R$ 16,596.

(3) The incorporated balances of BM&F Association include revaluation of works of art, recorded on August 31, 2007, based on an appraisal report from expert appraisers, which forms part of the revaluation reserve in the shareholders' equity at BM&F S.A. in the amount of R$ 8,308.

(In thousands of Reais, unless otherwise stated)

(4) Includes the impacts of foreign exchange variation on the permanent investment, in the amount of (R$ 25).

The controlled entities identified above were included in the consolidated financial statements, and the investment value was eliminated against the equity of the consolidated entity.

b. Special purpose entities

Guarantee funds

The business of BM&F S.A. and its subsidiaries required the maintenance of two special purpose entities which, under the terms of CVM Resolution 408, were consolidated in these financial statements. The remaining special purpose entities aim to guarantee that their members' clients are refunded for losses resulting from errors in the execution of orders accepted and from inadequate or irregular use of funds belonging to clients.

Below is a summary of the main accounting balances of these entities at December 31:

Description	**Guarantee Fund of Brazilian Commodities Exchange**	**Guarantee Fund of Rio de Janeiro Stock Exchange**
Assets		
Cash and cash equivalents (1)	620	66,461
Other credits (1)	-	4,561
Total assets	620	71,022
Liabilities		
Other accounts payable		800
Provision for contingencies		69,656
Provision for taxes and contributions payable	1	22
Net worth	619	544
Total liabilities	620	71,022

(1) In the cash and cash equivalents of the Guarantee Fund of the Rio de Janeiro Stock Exchange, a total of R$ 62,782 is linked to a lawsuit and to the integrality of the other credits.

(In thousands of Reais, unless otherwise stated)

Investment funds

The balances related to the exclusive investment funds included in the consolidation process of these financial statements, under the terms of CVM Resolution 408, are summarized as follows:

Description	Bradesco FIC de FI Multimercado 999	BB Sirius FI Renda Fixa	BB CLR Ativos FI Renda Fixa
Assets			
Cash and cash equivalents and financial investments (1)	543,985	213,870	64,990
Other credits	-	1	1
Total assets	543,985	213,871	64,991
Liabilities			
Other accounts payable	17	4	3
Shareholders' equity	543,968	213,867	64,988
Total liabilities	543,985	213,871	64,991

(1) See breakdown of portfolios in note 4.

8 Fixed assets net of accumulated depreciation

On December 31, the breakdown of fixed assets was as follows:

Description	BM&F S.A.	Consolidated
Buildings (1)	53,517	92,523
Furniture and fixtures	2,510	2,685
Machinery and equipment	6,658	6,760
Computer equipment	7,604	7,622
Land	-	5,614
Other	7,905	8,153
Constructions in progress	3,093	3,093
Total	81,287	126,450

(1) Of the total consolidated amount, R$ 92,523 are the result of revaluations.

(In thousands of Reais, unless otherwise stated)

BM&F S.A. maintains insurance contracts to cover risks to its fixed assets, basically real estate and works of art. On December 31, 2007, the risk coverage amount was R$ 125,846 and BM&F's management considers this amount sufficient to cover any losses.

9 Provision for taxes and contributions payable

On December 31, the breakdown of this balance was as follows:

Description	BM&F S.A.	Consolidated
Withholding taxes and contributions payable	5,525	5,568
IRPJ (corporate income tax) and CSLL payable	30,015	31,247
PIS/COFINS	3,727	3,819
ISS (Municipal service tax)	424	432
Total	39,691	41,066

10 Other accounts payable

On December 31, the breakdown of this balance was as follows:

	BM&F S.A.	Consolidated
Demand deposits (*)	-	62,044
Liabilities from repo transactions (*)	-	71,128
Outstanding foreign exchange transactions (*)	-	53,227
Interest on shareholders' equity	12,754	12,754
Dividends payable	3,695	3,695
Other	1,442	7,219
Total	17,891	210,067
Current	17,483	209,711
Long-term	408	356

(*) Balances relating to the operations of the BM&F Settlement Bank.

11 Contingent assets and liabilities

a. Contingent assets

BM&F S.A. and its subsidiaries do not have any contingent assets recorded in their balance sheet, as they do not have any lawsuits that are expected to generate future gains.

b. Contingent liabilities

BM&F S.A., its subsidiaries and special purpose entities are defendants in a number of lawsuits of both labor and civil natures that have arisen during their normal operating activities.

- Labor proceedings mainly refer to claims made by employees of outsourced service providers, on account of alleged noncompliance with labor legislation. A provision is also formed for probable losses related to labor claims filed by former employees of the Rio de Janeiro Stock Exchange, specifically with respect to noncompliance with rules related to collective bargaining;
- Most of the civil proceedings relate to the Guarantee Fund of the Rio de Janeiro Stock Exchange, resulting from claims from investors in view of possible irregularities committed by intermediaries. Additionally, there is a potential conviction in two civil proceedings pertaining to civil liability, both of contractual and extracontractual natures, brought against BM&F S.A., which are provisioned for.

The subsidiary Rio de Janeiro Stock Exchange is a complainant, together with BOVESPA, in an action for material damages and loss resulting from moral offense filed by Mr. Naji Robert Nahas, Selecta Participações e Serviços SC Ltda. and Cobrasol-Companhia Brasileira de Óleos e Derivados, due to alleged losses in the stock market sustained in June 1989. The sum assigned to the cause by the plaintiffs is R$10 billion. In relation to the material damage and loss resulting from moral offense claimed, the plaintiffs ask that BVRJ and BOVEPA each be sentenced in proportion to their responsibilities.

The company and its legal counsel understand that the possibility of loss in this lawsuit for BVRJ is remote, since the accusations in relation to BVRJ refer exclusively to the alleged misappropriation of shares belonging to the plaintiffs that were under custody at the time at that exchange. In the understanding of the company and its legal counsel, said accusations are inconsistent and the requests lack materiality, since (i) on no occasion was any distinction made between the sum allegedly due by the accused, BOVESPA and BVRJ, as compensation, even though each one had performed totally different practices, consequently having different liabilities in the sphere of the proceeding. Furthermore, there is no indication in the sphere of the proceeding of any practice by BVRJ that can be considered irregular. It is worth emphasizing that the procedures adopted by BVRJ have already been analyzed in several judicial and administrative proceedings, and considered regular. BM&F S.A. is not an opposing party in this lawsuit and is not subject to losses higher than its investment in BVRJ (BM&F S.A. holds 99 equity membership issued by BVRJ, corresponding to 86.09% of its total equity memberships, in the amount of R$ 48,014).

The procedure utilized by BM&F S.A. for recognition of these obligations is the one specified in CVM Resolution 489. The lawsuits are classified by the probability of loss (probable, possible or remote), by means of an evaluation in which parameters such as previous judgments and the history of loss in similar suits are used.

The proceedings classified as a "possible loss" are classified in this manner as a result of the uncertainties concerning their outcome. They are lawsuits whose jurisprudence has not been defined yet or which still depend on verification and analysis of the facts, or even present specific aspects that reduce the chances of loss. These proceedings do not involve material sums and are comprised of the following items:

- Labor proceedings, which relate mainly to claims presented by employees of outsourced service providers, on account of alleged noncompliance with labor legislation. There are also claims filed by former BVRJ employees, specifically as regards to noncompliance with rules related to collective bargaining agreements;

- Civil proceedings, which refer mainly to issues pertaining to BVRJ civil liability of a contractual nature;

- Tax proceedings, which relate to the classification of exchange markets as subject to the payment of social contributions.

(In thousands of Reais, unless otherwise stated)

c. *Legal obligations*

Related to proceedings in which the incidence of social security taxes on exchange operations is challenged.

d. *Movement of balances*

The movement of the period for provisions for contingencies and legal obligations can be summarized as follows:

	BM&F S.A.				Consolidated				
	Lawsuits				Lawsuits				
Description	**Civil**	**Labor**	**Legal obligations**	**Total**	**Civil**	**Labor**	**Tax**	**Legal obligations**	**Total**
Balance takeover on 10/1/2007	2,822	1,610	22,201	26,633	75,219	3,127	294	22,201	100,841
Additions									
Review of estimate	-	-	-	-	(2,174)	-	-	-	(2,174)
New provisions	-	-	468	468	-	2	-	468	470
Interest and monetary correction	84	51	69	204	84	97	4	69	254
Write-offs									
Review of estimate	-	-	-	-	(10)	-	-	-	(10)
Non-use	-	-	-	-	(5)	-	-	-	(5)
Balance on 12/31/2007	2,906	1,661	22,738	27,305	73,114	3,226	298	22,738	99,376

On December 31, 2007, BM&F S.A. had judicial deposits of R$ 23,061 and consolidated judicial deposits of R$ 24,343, recorded in noncurrent assets, related to these legal proceedings. Besides the consolidated judicial deposits, it also had assets tied to lawsuits in the amount of R$ 64,517, comprised of shares, and R$ 4,561 of tied dividends.

12 Shareholders' equity

a. *Capital*

Capital is represented by 909,707,220 common shares, which are entitled to vote and have no par value. On June 15, 2007, 1,000 shares were subscribed in the absorption of the spun-off equity of BM&F Association; 901,876,292 shares were paid up on October 1, 2007; 7,829,928 shares were issued on December 18, 2007, for use in the stock option plan corresponding to the options already exercised during 2007 (note 16).

(In thousands of Reais, unless otherwise stated)

b. Dividends and interest on shareholders' equity

Pursuant to a bylaws provision, the shareholders are guaranteed interest on shareholders' equity or dividends, based on the net income of the Company, adjusted under the terms of corporate law, at a minimum percentage of 25%.

Dividends were calculated as follows:

	BM&F S.A.
Net income for the period	69,057
(-)Legal reserve constitution	(3,453)
(+) Net realization of the revaluation reserve	193
Calculation basis	65,797
Minimum dividends 25%	16,449
(-) Interest on shareholders' equity provisioned (*)	(15,010)
(-) Withholding tax	2,256
Dividends provisioned	3,6955

c. Distribution of net income for the period

The breakdown of the proposed distribution of the net income of BM&F S.A. is as follows: formation of legal reserve in the amount of R$ 3,453, interest on shareholders' equity of R$ 15,010, provisioned dividends of R$ 3,695 and formation of bylaws reserve for the Guarantee Reserve for Trade Settlement (notes 12, item (e), and 15) in the amount of R$ 47,092.

(In thousands of Reais, unless otherwise stated)

d. Revaluation reserve

Composed of the revaluation of works of art of BM&F S.A. and of property at subsidiaries - BVRJ - as described in notes 7 and 8.

e. Bylaws reserve

Its purpose is to form funds and safeguard mechanisms required for the adequate development of the activities of BM&F S.A., guaranteeing the proper settlement and the reimbursement of losses arising from the intermediation of transactions carried out on its auction systems and/or registered in any of its trading, registration, clearing and settlement systems, and from custody services. The opening balances of the bylaws reserve are allocated as follows:

Foreign Exchange Clearinghouse	
Operational Fund	50,000
Guarantor Fund - Floor-Traded Spot US Dollar	15,000
Subtotal	65,000
Derivatives Clearinghouse	
Special Clearing Member Fund	40,000
Agricultural Market Trading Fund	50,000
Subtotal	90,000
Securities Clearinghouse	
Operational Fund	40,000
Subtotal	40,000
Segregated capital (Law 10214) (1)	
Foreign Exchange Clearinghouse	24,772
Derivatives Clearinghouse	24,772
Securities Clearinghouse	17,469
Subtotal	67,013

Guarantee Fund - Derivatives Clearinghouse	92,342
Subtotal	92,342
Guarantee Reserve for Trade Settlement	47,092
Subtotal	47,092
Total bylaws reserve	401,447

(1) The special equity formed for compliance with Law 10214, of March 27, 2001, on account of the clearing and settlement services rendered by the clearinghouses, is formed by Financial Treasury Bills, which are registered at SELIC in the existing special movement custody account, remaining unavailable, but substitutable by other securities of equivalent value.

Note 15 describes the situations in which the resources that make up the bylaws reserve of the funds that form an integral part of the Foreign Exchange, Derivatives and Securities Clearinghouses and of the Guarantee Fund may be utilized, and the procedures to be adopted for this purpose.

(In thousands of Reais, unless otherwise stated)

13 Related party transactions .

Transactions with related parties were performed based on market terms and conditions. The balances were as follows:

BM&F	Assets/ (liabilities)	Income/ (expense)
Managers		
Advances	325	-
Stock options	4,726	-
Rio de Janeiro Stock Exchange		
Accounts payable/receivable	(304)	-
Administrative and general expenses		
Social contribution on equity memberships	-	(119)
BM&F Settlement Bank		
Cash and cash equivalents	46,730	-
Accounts receivable	261	-
Administrative and general expenses		
Recovery of expenses	-	811
Brazilian Commodities Exchange		
Accounts payable	(39)	-
Administrative and general expenses		
Minimum contribution on equity memberships	-	(163)
Rio de Janeiro Stock Exchange		
Guarantee Fund		
Accounts receivable	801	-
Brazilian Commodities Exchange		
BM&F Settlement Bank		
Cash and cash equivalents	4,801	-

14 Financial instruments

The financial statements are prepared on the assumption that the regular operations of BM&F S.A. and its subsidiaries will continue.

The book value of financial instruments, whether recorded or not in equity, is close to the amount that could be obtained for them by means of trading in an active market, or, in the absence thereof, is close to the present value of the future cash flows receivable from the instrument adjusted by the market interest rate.

15 Safeguard structure

a. Risk management

Credit risk - Performance of BM&F S.A. as a central counterparty (CCP)

BM&F S.A. manages three clearinghouses considered systematically important by the Central Bank of Brazil, i.e. the Derivatives, Foreign Exchange and Securities Clearinghouses.

Through these Clearinghouses, BM&F S.A. acts as a CCP in the derivatives market (futures, forwards, options and swaps), the foreign exchange market (spot US dollar) and the federal government bond market (spot and forward transactions, repos and securities loans). In other words, by assuming the role of a central counterparty, BM&F S.A. becomes responsible for the proper settlement of trades carried out and/or registered in its systems, as established in the regulations in force.

The performance of BM&F S.A. as a central counterparty exposes it to the credit risk of the participants that utilize its settlement systems. If a participant fails to make the payments due, or the delivery of the assets, securities and/or commodities due, it will be incumbent upon BM&F S.A. to resort to its safeguard mechanisms, in order to ensure the proper settlement of the transactions in the established time frame and manner. In the event of a failure or insufficiency of the safeguard mechanisms of its Clearinghouses, BM&F S.A. might have to use its own equity, as a last resort, to ensure the proper settlement of trades.

The BM&F S.A. Clearinghouses are not directly exposed to market risk, as they do not hold net long or net short positions in the various contracts traded. However, the increase of price volatility can affect the magnitude of amounts settled by the various market participants, and can also heighten the probability of default by these participants. Furthermore, as already emphasized, the Clearinghouses are responsible for the settlement of the trades of a defaulting participant, which could result in losses for BM&F S.A. if the amounts due surpass the amount of collateral available. Accordingly, in spite of the fact that there is no direct exposure to market risk, this risk can impact BM&F S.A. through the credit risks assumed.

To mitigate the risks assumed, each BM&F S.A. Clearinghouse has its own risk management system and safeguard structure. The safeguard structure of a Clearinghouse represents the set of resources and mechanisms that it can utilize to cover losses relating to the settlement failure of one or more participants. These systems and structures are described in detail in the regulations and manuals of each Clearinghouse, and have been tested and ratified by the Central Bank of Brazil, in accordance with Conselho Monetário Nacional (National Monetary Council, or CMN) Resolution 2882 and BCB Circular 3057.

The main components of the safeguard structure of the Derivatives Clearinghouse are described below.

- Collateral pledged by derivatives market participants;

- Joint responsibility for trade settlement by the brokerage house and clearing member that acted as intermediaries, as well as the collateral pledged by these participants;

- Bylaws reserve - Agricultural Market Trading Fund, with the amount of R$ 50 million, intended to keep BM&F S.A. resources allocated to guarantee the proper settlement of transactions with agricultural commodity contracts;

- Bylaws reserve - Special Clearing Member Fund, with the amount of R$ 40 million, formed by a capital transfer from BM&F S.A., intended to keep BM&F S.A. resources allocated to guarantee the proper settlement of transactions, regardless of the type of contract.

- Clearing Fund, with the amount of R$ 305,623, formed by collateral transferred by clearing members, intended to guarantee the proper settlement of transactions after the resources of the two previous funds have been used up;

- Operational Performance Fund, with the amount of R$ 1,056,213, formed by resources transferred by holders of settlement rights at the Derivatives Clearinghouse (clearing members) and holders of full trading rights, with the exclusive purpose of guaranteeing the operations.

The main components of the safeguard structure of the Foreign Exchange Clearinghouse are described below:

- Collateral pledged by interbank foreign exchange market participants;

- FX Clearinghouse Participation Fund, with the amount of R$ 133,235, formed by collateral transferred by Clearinghouse participants, intended to guarantee the proper settlement of transactions;

- Bylaws reserve - Operational Fund of the Foreign Exchange Clearinghouse, with the amount of R$ 50 million, with the purpose of covering losses resulting from operating or administrative failures;

- Bylaws reserve - Guarantor Fund of the Floor-Traded Spot US Dollar Market, with the amount of R$ 15 million, with the purpose of covering the price variation risk between the moment a spot US dollar transaction is matched on the floor and its acceptance by the banks for which it is specified.

The main components of the safeguard structure of the Securities Clearinghouse are described below:

- Collateral pledged by federal government bond market participants;

- Bylaws reserve - Operational Fund of the Securities Clearinghouse, with the amount of R$ 40 million, with the purpose of covering losses resulting from operating or administrative failures of Securities Clearinghouse participants;

- Bylaws reserve - Guarantee Reserve for Trade Settlement, with the amount of R$ 47,092, with the purpose of forming the safeguard mechanisms needed for the proper development of BM&F S.A. activities, ensuring the proper settlement and the reimbursement of losses resulting from intermediation of trades executed on its auction system and/or registered in any of its trading, registration, clearing and settlement systems, and from custody services.

In relation to the Derivatives Clearinghouse, the existence of another bylaws reserve – the Guarantee Fund, with an amount of R$ 92,342, formed by resources from BM&F S.A. itself, intended to cover losses of clients occurring on account of problems related to the execution of orders, as well as the inadequate use of amounts delivered to the Brokerage Houses – should also be emphasized.

The risk management policy adopted by the Clearinghouses is established by the BM&F S.A. Risk Committee, in which 11 BM&F S.A. officers participate, including the Chief Executive Officer, Chief Financial Officer and Chief Clearinghouse Officer, as well as the Risk Management Systems Officer, BM&F Bank Officer, the three Clearinghouse Officers and the Trading Officer, among others. The main duties of the Committee are (i) the evaluation of the macroeconomic and political environment and of its impacts on the markets managed by BM&F S.A., (ii) the determination of the models utilized for calculation of collateral and for control of the intraday risk of the transactions performed, (iii) the definition of parameters utilized by these models, especially the stress scenarios referring to each type of risk factor, (iv) the assets accepted as collateral, their form of valuation, maximum limits of use and applicable haircut factors, and (v) other studies and analyses.

In view of the amounts involved, the collateral pledged by the participants that perform transactions represents the major component of the Clearinghouse safeguard structures.

For most of the contracts, the amount required as collateral is calculated so as to cover the market risk of the transaction, i.e. its price volatility, during the time frame of two days, which is the maximum time expected for the settlement of the positions of a defaulting participant.

The models utilized in margin requirement calculation are based on stress testing, a methodology that seeks to gauge market risk considering not only the recent historical price volatility, but also the possibility of unexpected events that could modify the historical patterns of prices and of the market in general.

The main parameters utilized by the margin calculation models are the stress scenarios, defined by the Risk Committee for the risk factors that affect the prices of contracts traded at BM&F S.A. Among the main risk factors are the Brazilian real/US dollar exchange rate, the term structure of the local interest rate, the term structure of the local US dollar interest rate and the Bovespa Index.

In the definition of stress scenarios the Risk Committee utilizes a combination of quantitative and qualitative analysis. The quantitative analysis is conducted with the support of statistical models of risk estimation, such as the Extreme Value Theory (EVT), estimation of implied volatilities, and GARCH family models, besides historical simulations. The qualitative analysis, in turn, considers aspects related to the domestic and international economic and political environment, and their possible impacts on the markets managed by BM&F S.A.

Market risk - Investment of funds in cash

Considering the importance of BM&F S.A.'s equity as a last resource available in the safeguard structure of its Clearinghouses, its investment policy is for low risk cash alternatives, normally federal government bonds, including exposure through open-ended funds. Hence, in general, BM&F S.A. has most of its investments in conservative investment funds, with portfolios backed by federal government bonds that are indexed to the SELIC/CDI rate.

b. Collateral for transactions

Transactions performed in the BM&F S.A. markets are backed by cash collateral pledges, in the sum of R$ 383,337, in addition to government bonds and private securities, letters of credit and other financial instruments.

(In thousands of Reais, unless otherwise stated)

On December 31, 2007, pledged collateral totaled R$ 86,098,829, as follows:

Derivatives Clearinghouse	
Federal government bonds	69,621,442
Letters of credit	4,365,940
Equities	3,616,676
Bank certificates of deposit	1,534,833
Gold	279,748
Cash (1)	306,499
FIF BB-BM&F Investment Fund	59,813
FIC BM&F Bank Investment Fund	66,803
Rural Product Note	292
Subtotal	79,852,046
FX Clearinghouse	
Federal government bonds	3,464,828
Cash (1)	76,838
Subtotal	3,541,666
Securities Clearinghouse	
Federal government bonds	2,705,117
Subtotal	2,705,117
Total	86,098,829

(1) The balance of collateral recorded in current liabilities refers to deposits in currency. The availability of these funds is managed and their application is dependent on the fluctuation of the required margin balance.

(In thousands of Reais, unless otherwise stated)

c. *Other information - Clearing Fund*

It is formed by funds invested by the clearing members, with the exclusive purpose of guaranteeing transactions, and may include bank letters of credit, government bonds and private securities, credit insurance, cash, gold and other assets, at the sole discretion of BM&F S.A. Collateral represented by securities and other assets depends on prior approval from BM&F S.A.

The liability of each clearing member is joint, several and limited, individually, to the corresponding value of their membership category. On December 31, 2007, the Clearing Fund was comprised as follows:

Composition

Federal government bonds	263,310
Letters of credit	24,400
Bank certificates of deposit	8,205
Equities	7,311
Investment funds	1,051
Cash (1)	50
Gold	1,296
Amounts deposited	305,623
Amounts that ensure clearing member participation	286,000
Excess collateral	19,623

(1) The balance of collateral recorded in current liabilities refers to deposits in currency. The availability of these funds is managed and their application is dependent on the fluctuation of the required margin balance.

The minimum contribution for each clearing member is R$ 2,000, R$ 3,000 and R$ 4,000, depending on whether this member is the holder of a settlement right type 1, type 2 or type 3, respectively, in the Derivatives Clearinghouse. The total amount deposited to the Clearing Fund is R$ 286,000, while the remainder refers to the surpluses of non-enforceable deposited collateral.

(In thousands of Reais, unless otherwise stated)

d. *Operational Performance Fund*

This fund is formed by resources transferred by holders of settlement rights in the Derivatives Clearinghouse (clearing members) and holders of full trading rights, with the exclusive purpose of guaranteeing operations. These resources can take the form of bank letters of credit, government bonds and private securities, credit insurance, cash, gold and other assets, at the sole discretion of BM&F S.A. Collateral represented by securities and other assets depend on prior approval of BM&F S.A.

The Operational Performance Fund presents the following position at December 31, 2007:

Composition

Federal government bonds	759,962
Letters of credit	174,380
Bank certificates of deposit	82,816
Equities	14,286
Investment funds	3,445
Cash (1)	21,324
Gold	-
Amounts deposited	1,056,213
Amounts that ensure clearing member participation	1,024,000
Excess collateral	32,213

e. *Participant funds*

Formed by deposits, in assets and currencies, required for the authorization of participants to the Foreign Exchange Clearinghouse. Its purpose is to guarantee performance of the obligations assumed by them. The deposits totaled R$ 147,056 on December 31, 2007, composed of federal government bonds distributed by the Foreign Exchange Clearinghouse Participation Fund, in the amount of R$ 133,235, and the Floor-Traded Spot US Dollar Guarantor Fund, in the amount of R$ 13,821.

16 Benefits for employees

Stock option

The Special General Meeting held on September 20, 2007, approved a stock option plan for shares issued by BM&F S.A., in order to allow managers, employees and service providers of the company or of other businesses under its control, under certain conditions, to acquire shares of the company, with the following aims: (a) stimulate the expansion, the success and the attainment of its corporate objectives; (b) align the interests of shareholders with those of managers, employees and service providers of the company or of other businesses under its control; and (c) allow the company or other businesses under its control to attract and retain managers and employees.

The share call options granted under the terms of the plan may confer purchase rights on a number of shares, as recognition and retention of the current managers and employees of the company, up to the limit of 3% of its capital stock, observing the following vesting period for the exercise of these options:

- Date of concession: exercise of 25%;
- Beginning of the first year: 0%;
- Beginning of the second year: 0%;
- Beginning of the third year: 25%;
- Beginning of the fourth year: 25%;
- Beginning of the fifth year: 25%.

In addition to the abovementioned limit, call options conferring rights to the acquisition of shares up to the limit of 0.5% of the capital stock can be issued each year, observing that these options, added to those relating to the abovementioned limit of 3%, cannot exceed the limit of 5% of capital dilution.

The accounting policy adopted by BM&F S.A. is to record in shareholders' equity, upon the options exercise, the sum of amounts relating to the options exercised.

(In thousands of Reais, unless otherwise stated)

Options involving 7,829,928 common shares were exercised in full on December 18, 2007, at an issue price of R$ 1.00 each. To allow for the exercise of these options, the Board of Directors decided to issue 7,829,928 new common shares, with the capital increasing from R$ 901,877,292.00 to R$ 909,707,220.00, divided into 909,707,220 common shares.

Of the shares issued on account of the exercise of the options granted in 2007, 4,275,846 were assigned to BM&F managers; 2,875,111 shares were assigned to employees; and 678,971 shares were assigned to service providers and associates.

A total of 19,226,388 common shares are subject to the abovementioned vesting periods, and can be exercised depending on the implementation of certain conditions established in the options granting agreements signed with managers and employees.

If all the options already granted are exercised, subject to the vesting period and the conditions established in the relevant agreements, the percentage of capital dilution under other shareholders will be 2.91%.

Pension plan

The MERCAPREV private pension fund is structured as a defined contribution retirement plan with ADEVAL, ANCOR, BOVESPA, BM&F S.A., CBLC, brokerage firms Theca, Souza Barros and Talarico, and the workers' union SINDIVAL. The contributions made by BM&F S.A. to MERCAPREV amounted to R$ 3.2 million in 2007.

17 Management compensation

In 2007, the amount of compensation paid to the management plus social charges and accrued vacation pay reached R$ 5,486.

18 Exposure in foreign currency

BM&F S.A.'s foreign currency exposure as of December 31, 2007, amounted to R$ 4,672.

(In thousands of Reais, unless otherwise stated)

19 Income tax and social contribution

	BM&F S.A.	Consolidated
Net income before taxation on profit	99,072	100,281
Income tax and social contribution before additions and exclusions	33,678	34,090
Additions:		
Non deductible expenses	1,465	1,468
Temporary additions	72	72
Income generated by exempt entities	-	176
Exclusions:		
Temporary exclusions	(26)	(26)
Equity in income of subsidiaries	(71)	-
Interest on shareholders' equity	(5,103)	(5,103)
Income tax and social contribution on income for the year	30,015	30,677

BM&F S.A. has non-activated tax credit in the amount of R$ 72.

20 PIS and COFINS credit

BM&F S.A. uses credits arising from expenses with leases of property, equipment, IT equipment and electric power consumption in the determination of the amounts payable referring to PIS and COFINS, which are calculated on revenues.

The breakdown of credits is as follows:

	Expenses	PIS	COFINS
Lease of IT equipment	65.1	1.1	4.9
Lease of equipment	267.4	4.4	20.3
Lease of property	468.9	7.7	35.6
Electric power	756.8	12.5	57.5

21 Nonoperating income

Nonoperating income refers basically to the income realized in the sale of a stake in Bovespa Holding S.A., in the amount of R$ 15,766.

22 Other information

Participation in the community - Support to charitable institutions

Aware of the needs for resources in the development of social activities or recovery of historical sites, BM&F S.A. maintains in a special support program for charitable institutions, in the form of a single or a monthly contribution, in order to contribute for the execution of projects of major relevance brought to a successful conclusion by serious institutions committed to the social area.

In all the cases, there are criteria for the concession of the benefit, with pre-selection of requests and forwarding, once a year, of a list of entities to the Board of Directors for approval. The sums donated are sent to the approved entities, with supervision by means of a visit, by the BM&F S.A. social welfare service, to the facilities of the chosen entity.

Participation in the community - Urban recovery

BM&F S.A. makes several other contributions in the benefit of the community, with support to Associação Viva o Centro (Long Live Downtown Association), responsible for numerous projects involving the revitalization of the São Paulo city center, which it has been supporting since the association was created, and to Instituto São Paulo Contra a Violência (São Paulo Institute Against Violence).

In the first half of 2005, BM&F executed upkeep and recovery work on the façade of its headquarters building, which is officially listed as a historical site of the city.

(*In thousands of Reais, unless otherwise stated*)

23 Subsequent events

a. Impact of CSLL rate increase to 15%

On January 3, 2008, the Federal Government published Provisional Measure 413, which altered the CSLL rate applicable to exchanges. Since BM&F S.A. does not have deferred tax assets and liabilities, this rate increase will not cause impacts on its financial statements beyond a tax burden growth from 34% to 40% as from May 2008.

b. Alterations in Brazilian corporate law (6404/1976)

Law 11638, published in the Federal Gazette of December 28, 2007, amended various provisions of Law 6404 (Brazilian corporation law). The alterations took effect on January 1, 2008.

Some of the main alterations introduced by the new law include the following topics which, in the management opinion could modify the form of presentation of the financial statements of BM&F S.A. and the criteria for determination of its financial position and of its net income as of the year ending in 2008.

The account entitled "equity valuation adjustments" was created in shareholders' equity. The counter entries of increases or decreases of amount assigned to elements of assets and liabilities, as a result of their valuation at market price, will be considered equity valuation adjustments until they are computed in net income for the year, in compliance with the accrual basis.

Furthermore, the asset and liability valuation criteria were altered with an emphasis on the following points:

- Assets and liabilities originating from long-term operations, as well as relevant short-term operations, will be brought to present value, in accordance with international accounting standards.
- The recovery value of assets and rights of property, plant and equipment, intangible assets and deferred charges should be periodically evaluated to allow for the recording of potential losses or a review' of the criteria of rates of depreciation, amortization and depletion.

- Financial instruments "available for sale" or "marketable" will begin to be valued at market value.

- All the other financial instruments should be valued at their restated or adjusted cost in accordance with the probable realization value, should the latter be lower.

- The possibility of registration of revaluation reserves for business corporations will be eliminated. The new law has offered companies with the option of maintaining existing balances and realizing these balances in accordance with current rules, or reversing them by the year-end 2008.

- The BM&F S.A. management is currently engaged in evaluating the effects that the abovementioned alterations will produce on shareholders' equity and net income for the year 2008, and will take into consideration the guidelines and definitions to be issued by the regulatory agencies.

c. *Partnership with Chicago Mercantile Exchange (CME Group)*

The Special Shareholders' Meeting to be held on February 26, 2008, will examine the agreement executed between BM&F S.A. and the CME Group Inc. for approval of the merger by BM&F S.A. of CMEG Brazil 2 Participações Ltda. within the sphere of its materialization. The agreement covers the order routing, whereby BM&F S.A., through Globex - the electronic trading platform of the CME Group - will be able to offer its products in more than 80 countries, providing nonresident investors with an easier access to the Brazilian market. Through this order routing system, in conjunction with the new electronic trading platform of BM&F S.A., resident investors will have access to a wide range of products, currently traded exclusively in the CME Group platform.

The merger is included in a business transaction between BM&F S.A. and the CME Group, which was already published in the offering memorandum of BM&F S.A.shares, dated November 28, 2007.

As a result of the merger, BM&F S.A. will acquire a direct equity interest in the CME Group of 1,189,066 class A common shares, and the CME Group, by means of its subsidiaries, will become a shareholder of BM&F S.A.by holding 101,078,580 common shares. The BM&F S.A. shares to be issued as a result of the merger will be subject to a lockup period of four years, except as otherwise mutually agreed to by the parties. Likewise, the CME Group shares that will belong to BM&F S.A. will be subject to a lockup period of four years and the exceptions mutually agreed to by the parties.

The book value of CMEG 2's net worth to be transferred to BM&F S.A. is R$ 1,276,199, pursuant to a report prepared by KPMG Auditores Independentes as the specialized company responsible for the appraisal. Accordingly, the conveyance of CMEG 2's net worth will result in an increase of BM&F's net worth in the same amount, and in an increase of BM&F S.A.'s capital in the amount of R$ 101,079, whereas the difference, in the amount of R$ 1,175,122, shall be recorded as capital reserve of BM&F S.A.

The substitution ratio of CMEG 2 quotas, which will be cancelled, for BM&F S.A. shares that will be assigned to the CMEG 2 partners was negotiated considering the benefits generated for the transaction and the results of BM&F S.A. arising from this partnership, as already recognized by the market.

d. Integration of activities with Bovespa Holding S.A.

BM&F S.A. and Bovespa Holding S.A. have initiated discussions on an exclusive basis aiming at the possible integration of their activities. This exclusivity will last for a maximum of 60 days as from February 19, 2008, a period during which neither one of the parties may enter into negotiations with any third party. There is no guarantee that any agreement will be reached based on these discussions, and the configuration that any joint initiative should or could have, as well as the economic and financial bases that might support this integration, have not yet been established.

END